KIPPSDESANTO & COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Investment banking	$	9,467,476
Other income		255,377
Interest income		3,717
Total revenue		9,726,570
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation, benefits and bonuses		7,557,038
Occupancy and equipment		708,201
Travel, meals, entertainment		324,106
Advertising and marketing		306,282
Professional services		293,535
Referral fees		160,000
IT, data, and communications		121,546
License and registration		50,557
Other operating expenses		467,382
Total expenses		9,988,647
NET LOSS	$	(262,077)

See accompanying notes.